--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
           SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
                14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            LIFE TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            LIFE TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  53217 270 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             JOSEPH C. STOKES, JR.
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            LIFE TECHNOLOGIES, INC.
                           9800 MEDICAL CENTER DRIVE
                           ROCKVILLE, MARYLAND 20850
                                 (301) 610-8000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                With a Copy To:

                              CARL E. KAPLAN, ESQ.
                              MARA H. ROGERS, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                (212) 318-3000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Life Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 9800 Medical Center Drive, Rockville, Maryland 20850. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Company Common Stock" or the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the unsolicited tender offer by Dexter Corporation, a Connecticut corporation ("Dexter"), and Dexter Acquisition Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of Dexter (the "Purchaser"), to purchase all of the Shares currently outstanding and not owned directly or indirectly by the Purchaser or Dexter (the "Publicly Held Shares") at $37.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitutes the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 2, 1998, as amended by Amendment No. 1 on Schedule 14D-1/A dated November 5, 1998 and Amendment No. 2 on Schedule 14D-1/A dated November 12, 1998 (as amended and supplemented from time to time, the "Schedule 14D-1") and in a Rule 13e-3 Transaction Statement on Schedule 13E-3, dated November 2, 1998, as amended by Amendment No. 1 on Schedule 13E-3/A dated November 5, 1998 and Amendment No. 2 on Schedule 13E-3/A dated November 12, 1998, which have been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated by the Commission thereunder. As set forth in the Schedule 14D-1, the address of the principal executive offices of Dexter and the Purchaser is One Elm Street, Windsor Locks, Connecticut 06096.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser or Dexter was provided by the Purchaser or Dexter, and the Company takes no responsibility for such information. Information contained in this Statement or incorporated herein by reference concerning the former members of the Special Committee (as defined in Item 3(b) below) and their advisors has been provided by the former members of the Special Committee and their advisors, and the Company takes no responsibility for such information, other than as it relates to corporate actions or their status with the Company. As set forth in
Item 4(a), information relating to the position of Thomas H. Adams, Ph.D., has been provided by Dr. Adams, and the Company takes no responsibility for such information.

  (b) Except as described in this Item 3(b), to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser or Dexter or their respective executive officers, directors or affiliates.

  Composition of the Board of Directors. The Company's Board of Directors (the "Board") is currently composed of the following seven members:

    Thomas H. Adams, Ph.D., who is neither an officer or director of Dexter nor an officer of the Company;

    Bruce H. Beatt, who is Vice President, General Counsel and Secretary of Dexter and Secretary of the Purchaser;

    Kathleen Burdett, who is Vice President and Chief Financial Officer of Dexter and Treasurer of the Purchaser;

    Peter G. Kelly, who is a director of Dexter;

    J. Stark Thompson, Ph.D., who is the President and Chief Executive Officer of the Company;

    K. Grahame Walker, who is Chairman of the Company, Chairman, Chief Executive Officer and a director of Dexter and President of the Purchaser; and

    George M. Whitesides, Ph.D., who is a director of Dexter.

  Frank E. Samuel, Jr. and Iain C. Wylie, neither of whom was an officer or director of Dexter nor an officer of the Company, resigned as directors of the Company on November 3, 1998. See Item 4 below.

  Certain material contracts, agreements, arrangements and understandings between the Company or its affiliates and (i) certain of the Company's executive officers, directors and affiliates or (ii) Dexter, its executive officers, directors and affiliates are described at pages 3 through 5 and 11 through 22 of the Company's Proxy Statement dated March 16, 1998 relating to its 1998 Annual Meeting of Stockholders (the "Proxy Statement") in the sections entitled "Beneficial Ownership of Common Stock," "Executive Compensation," "Report of the Compensation and Organization Committee on Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation of Directors" and "Certain Relationships and Related Transactions." A copy of such pages of the Proxy Statement is filed as
Exhibit 1 hereto and those portions of the Proxy Statement are hereby incorporated herein by reference.

  The Company is a party to an indemnity agreement with each of its directors and executive officers.

  As set forth in the Offer to Purchase, as of January 1, 1998, Mr. John D. Thompson (Senior Vice President, Strategic and Business Development of Dexter) beneficially owned 42,124 shares of Company Common Stock and may be deemed to have owned beneficially 33,469 shares of Company Common Stock owned by his wife and 1,500 shares of Company Common Stock owned by his son; Mr. Dale J. Ribaudo (Treasurer of Dexter) may be deemed to have owned beneficially 200 shares of Company Common Stock owned by his wife; and Mr. Peter G. Kelly beneficially owned 5,194 shares of common stock of Dexter.

  Each non-employee director of the Company (except Mr. Walker, Mr. Beatt and Ms. Burdett) receives a $10,000 annual retainer fee which is paid quarterly, an additional fee of $1,000 for each Board meeting attended, and $1,000 for each committee meeting attended (with the chairman of each committee receiving $2,000). Pursuant to the terms of the Company's Non-Employee Directors' Annual Retainer Plan, each non-employee director (except Mr. Walker, Mr. Beatt and Ms. Burdett who elected not to participate in the Plan) receives a grant of 150 shares of Company Common Stock on each October 1 and April 1. Each non-employee director may elect to receive up to 100% of his or her Board retainer fee in Company Common Stock rather than in cash. Pursuant to the terms of the Company's 1996 Non-Employee Directors' Stock Option Plan (the "1996 Plan"), each non-employee director (except Mr. Walker, Mr. Beatt and Ms. Burdett who elected not to participate in the 1996 Plan) was granted an option to purchase 6,750 shares of Company Common Stock on October 1, 1998 at a price per share of $33.25 (the fair market value on that date). In addition, in April 1998 and August 1998, respectively, Dr. Whitesides and Mr. Kelly were granted options to purchase 6,750 shares of Company Common Stock pursuant to the 1996 Plan at the fair market value on the date of grant. Grants under the 1996 Plan become exercisable in three equal installments on the first, second and third anniversary of the date of the grant, subject to acceleration in the event of a Change of Control (as defined in the 1996 Plan).

  In connection with a proposal announced by Dexter on July 7, 1998 to acquire, subject to the approval of the Board (including the approval of the directors not affiliated with Dexter), all of the Publicly Held Shares at a price of $37.00 per Share in cash (the "Proposal"), the Board appointed a special committee (the "Special Committee") of directors who were not also directors or executive officers of Dexter (directors of the Company who are not also directors or executive officers of Dexter are herein referred to as "Unaffiliated Directors") to evaluate the Proposal. The Special Committee, which was disbanded by action of the Board on October 27, 1998, as described under Item 4(a), after Dexter announced its intention to withdraw the Proposal and commence the Offer, consisted of Dr. Adams and Messrs. Samuel and Wylie. Messrs. Samuel and Wylie subsequently resigned from the Board under the circumstances described below in Item 4(a). In connection with their services as members of the Special Committee, Dr. Adams, who served as chairman, received $75,000 and Messrs. Samuel and Wylie each received $50,000, in each case in lieu of any additional fees for attending meetings of the Special Committee. In addition, the Board agreed to reimburse the members of the Special Committee for their expenses and to pay all their other customary fees and expenses incurred as members of the Board (other than fees for attending meetings of the Special Committee).

  The Company has received the benefit of certain services performed by Dexter corporate personnel, including insurance, risk management advice and internal audit. Dexter also purchases principally all insurance for the Company, for which the Company is charged its pro rata share of the cost of such insurance. There is no outstanding intercompany balance for such services as of the date hereof.

  The Company can borrow up to $8.0 million under a revolving line of credit from Dexter to finance short-term capital needs. There have been no amounts outstanding under this line of credit since prior to 1995.

  As described under the caption "Special Factors--Background of the Offer" in the Offer to Purchase, on June 30, 1998, Mr. Walker, Chairman of the Company and Chairman and Chief Executive Officer of Dexter, advised Dr. Thompson, the Company's President and Chief Executive Officer, that if Dexter were to consummate an acquisition proposal with respect to the Company, Dexter would wish Dr. Thompson to continue as the Company's Chief Executive Officer and would be interested in nominating Dr. Thompson to become a member and Vice Chairman of Dexter's board of directors. Dr. Thompson did not make any commitment or state any intention in response to Mr. Walker's statement.

  Joseph C. Stokes, Jr., the Company's Senior Vice President, Chief Financial Officer, Secretary and Treasurer, was employed by Dexter prior to 1989 and, as a consequence, participates in a supplemental retirement plan and a deferred compensation plan of Dexter.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) NO RECOMMENDATION.

  BACKGROUND. On July 7, 1998, Dexter announced its Proposal to acquire all of the Publicly Held Shares at a price of $37.00 per Share in cash, subject to the approval of the Board and the Unaffiliated Directors, execution of a definitive agreement and to other conditions customary in transactions of this type. Dexter also stated that it was not interested in selling its controlling interest in the Company to a third party. The Board appointed the Special Committee, consisting of Messrs. Adams, Samuel and Wylie, to consider and respond to the Proposal. The Special Committee selected Goldman, Sachs & Co. ("Goldman Sachs") as its financial advisor and Wachtell, Lipton, Rosen & Katz as its counsel. After evaluating the Company and the Proposal with the assistance of its legal and financial advisors, the Special Committee determined that the price to be offered in the Proposal would not adequately compensate the holders of Publicly Held Shares (the "Public Shareholders") for the inherent value of their Shares. Consequently, the Special Committee was unwilling to recommend that the Public Shareholders accept Dexter's Proposal. On October 27, 1998, at a meeting of the Board, the Special Committee informed the Board that the Special Committee was not prepared to recommend the Proposal to the Public Shareholders. Mr. Walker then disclosed to the Board Dexter's withdrawal of the Proposal and its intention to commence the Offer. Following this disclosure, the Board disbanded the Special Committee, over the objection of its three members, because, in the view of the five Dexter-affiliated directors who voted to disband the Special Committee, there appeared to be no purpose in continuing the Special Committee's existence following Dexter's withdrawal of the Proposal. On November 2, 1998, Dexter commenced the Offer. On November 3, 1998, Messrs. Samuel and Wylie, two of the three members of the disbanded Special Committee, resigned from the Board.

  POSITION OF THE COMPANY. At a meeting of the Board held on November 10, 1998, the Board determined that the Company would not make a recommendation as to whether the Public Shareholders should tender their Shares pursuant to the terms of the Offer. As described above in Item 3(b), five of the seven members of the Board are also officers or directors of Dexter. Because a majority of the Board is affiliated with Dexter, the Board has determined that the Company will express no position and will remain neutral with respect to the Offer. The Board has not voted to approve or disapprove the Offer or to recommend that the Public Shareholders tender or refuse to tender their Shares in the Offer. At the November 10, 1998 meeting, the Board also determined that each Unaffiliated Director was encouraged to include in this Statement any information, recommendation or other statement deemed necessary or appropriate by such Unaffiliated Director to assist the Public Shareholders in determining whether or not to accept the Offer.

  POSITIONS OF DR. ADAMS AND THE FORMER SPECIAL COMMITTEE. As described above under the caption "Background," the Special Committee of the Board formed to evaluate Dexter's July 7, 1998 Proposal determined that the price to be offered in the Proposal would not adequately compensate the Public Shareholders for the inherent value of their Shares. Consequently, the Special Committee was unwilling to recommend that the Public Shareholders accept the Proposal. Following the disbandment of the Special Committee at the October 27, 1998 Board meeting, on November 3, 1998, Messrs. Samuel and Wylie tendered their resignations. Had Messrs. Samuel and Wylie not resigned, unvested options granted to each of them under the 1996 Plan would have vested in the event of a Change of Control (as defined in the 1996 Plan). Based upon the price in the Offer, the unvested options had a value of approximately $80,156.25 to each of Messrs. Samuel and Wylie.

  At the request of Dr. Adams, who is an Unaffiliated Director and was the chairman of the former Special Committee, the letters of resignation of Messrs. Samuel and Wylie and the attachments thereto, including the Joint Statement of the Former Members of the Special Committee of Independent Directors of Life Technologies, Inc. (the "Joint Statement"), are set forth in their entirety in Item 4(b) below. Dr. Adams has advised the Company that he recommends that the Public Shareholders reject the Offer and not tender their Shares. See Item 4(b) below.

  POSITIONS OF THE DEXTER-AFFILIATED DIRECTORS. Because they are affiliated with Dexter, Messrs. Walker, Beatt and Kelly, Dr. Whitesides and Ms. Burdett, who constitute a majority of the Board, are taking no position on the Offer as directors of the Company. The Offer to Purchase sets forth Dexter's position with respect to the Offer, including as to the fairness of the price.

  A copy of a letter to all shareholders, which communicates the Company's neutrality and the position of Dr. Adams with respect to the Offer, is filed as Exhibit 2 to this Statement and is hereby incorporated herein by reference.

  EXCEPT FOR DR. ADAMS, WHO RECOMMENDS THAT THE PUBLIC SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES, NO PERSON OR ENTITY, INCLUDING THE COMPANY, ANY PRESENT OR FORMER MEMBERS OF THE BOARD AND THE LEGAL OR FINANCIAL ADVISORS TO ANY PRESENT OR FORMER MEMBERS OF THE BOARD OR THE SPECIAL COMMITTEE, IS MAKING ANY RECOMMENDATION TO THE PUBLIC SHAREHOLDERS IN THIS SCHEDULE 14D-9 AS TO WHETHER THEY SHOULD TENDER OR REFRAIN FROM TENDERING SHARES IN THE OFFER. CONSEQUENTLY, EACH PUBLIC SHAREHOLDER MUST DECIDE, IN THE MANNER IN WHICH SUCH PUBLIC SHAREHOLDER WISHES TO DO SO, WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE BOARD STRONGLY URGES THE PUBLIC SHAREHOLDERS TO MAKE THEIR DECISIONS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES BASED ON ALL OF THE AVAILABLE INFORMATION, INCLUDING THE INFORMATION SET FORTH IN THIS SCHEDULE 14D-9.

  (b) REASONS FOR DR. ADAMS' POSITION WITH RESPECT TO THE OFFER AND FOR THE FORMER SPECIAL COMMITTEE'S POSITION WITH RESPECT TO THE PROPOSAL.

  At the request of Dr. Adams, set forth below in their entirety are the letters of resignation of Messrs. Samuel and Wylie, two of the three members of the former Special Committee, and the attachments thereto, including the Joint Statement. The Joint Statement sets forth the former Special Committee's position with respect to the

Proposal. Dr. Adams has also requested that the Company include a summary of the analyses provided to the Special Committee by Goldman Sachs. Dr. Adams has advised the Company that, with respect to the Offer, he recommends that the Public Shareholders reject the Offer and not tender their Shares for the reasons set forth in the Joint Statement with respect to the Proposal (which was at the same price as in the Offer) and based in part, on the work done by Goldman Sachs for the Special Committee.

  Set forth below is the resignation letter of Frank E. Samuel, Jr.:

                            Frank E. Samuel, Jr.
                                   Suite 300
                              11000 Cedar Avenue
                             Cleveland, Ohio 44106

                                                          November 3, 1998

  Board of Directors
  Life Technologies, Inc.
  9800 Medical Center Drive
  Rockville, Maryland 20850

  Dear Fellow Board Members:

    On October 27, 1998, the representatives of Dexter Corporation serving on our Board of Directors took the extraordinary step of disbanding the Special Committee of independent directors--apparently in response to the Special Committee's refusal to approve a transaction between LTI and Dexter Corporation at a price that the Special Committee believed was not fair to LTI's public stockholders. This inappropriate act, taken upon the motion of the Chairman of the Board, who is also the Chairman of the Board of Dexter Corporation, occurred without discussion (even though discussion was requested by myself, an independent director), and over the objection of all three members of the Special Committee. This act, together with the events of the past several months and the behavior of those directors who represent Dexter Corporation on this Board, has made it impossible for me to fulfill my primary obligation as a director: to represent and act in the best interest of LTI's stockholders. Consequently, I hereby resign from the Board of Directors of Life Technologies, Inc., effective immediately.

    My decision to resign is made with the greatest reluctance. I have served as a director of LTI since April of 1996. I am proud of my association with the Company, its outstanding management team and its many achievements. Consequently, my decision to resign, and Dexter's heavy-handed activities over an extended period of time that led to it, leave me not only with a profound sense of disappointment, but, more importantly, with deep concern as to the fairness of the treatment that LTI's public stockholders can expect to receive in the future from the Dexter majority on this Board.

    A joint statement of the members of the Special Committee, which outlines in greater detail the reasons for the Special Committee's conclusion that $37 per share is not an appropriate valuation for LTI, is attached as Annex A to this letter. As that statement makes clear, Dexter and the Special Committee appeared to have substantial disagreements as to the proper approach for determining an appropriate value for the Company. In particular, the Special Committee strongly believed that in arriving at its $37 per share price, Dexter had not given sufficient credit to, or had ignored, important components of LTI's overall value, including the value of the products in LTI's R&D pipeline. The Special Committee, calling upon its expert advisors as well as each member's individual expertise, spent a great deal of time studying these issues.

    I am troubled by several features of the situation as it unfolded:
  Dexter's refusal to consider or even discuss the issues relating to LTI's value raised by the Special Committee, the termination of the Special Committee by the Chairman of the Board and his conflicted colleagues, and Dexter's coercive attempt to buy out the LTI public stockholders at a price which, I believe, deprives these stockholders of the significant inherent values to which they are rightfully entitled. This is particularly troubling because, as has been discussed by LTI Board members from time to time, LTI is a difficult company to value without intensive study. This is both because a significant part of the value of LTI is in its R&D pipeline, the details of which are not fully public, and because LTI receives very little analyst coverage from Wall Street due to Dexter's majority position.

    These are points, indeed, about which I had written earlier this year to Grahame Walker, chairman of the Dexter and LTI boards (a copy of my letter to Grahame is attached as Annex B). The analysis performed by Goldman, Sachs & Co. (the Special Committee's financial advisor) was probably the first time that a rigorous, independent study of LTI and its prospects had ever been undertaken. It was not surprising to me-- for reasons reflected in my letter to Grahame--that Goldman Sachs' analysis supported a higher value than had been attributed to LTI by the market prior to the Dexter proposal. I now fully expect that, once LTI is wholly owned by Dexter, the "New Dexter", without the former LTI public stockholders, will find Goldman Sachs' analysis to be persuasive as it tells LTI's promising story to its investors.

    In summary, with the termination of the Special Committee, I believe that I am no longer able to represent the interests of and protect the public stockholders--the constituency the Special Committee was charged with protecting. Consequently, I have no choice but to resign from the LTI Board of Directors. Pursuant to the federal securities laws, I hereby request that this letter and my disagreement with the actions taken by the Dexter representatives on the Board of Directors be disclosed to LTI's public stockholders by filing this letter (including the attachments) as an exhibit to an LTI Form 8-K filed with the Securities and Exchange Commission. Any questions regarding this matter should be directed to my counsel, David A. Katz of Wachtell, Lipton, Rosen & Katz.

                                             Sincerely,

                                             /s/ Frank E. Samuel, Jr.
                                             Frank E. Samuel, Jr.

  Attachments
  cc: David A. Katz

                                                                   ANNEX A

                           JOINT STATEMENT OF THE
    FORMER MEMBERS OF THE SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF
                          LIFE TECHNOLOGIES, INC.

  SUMMARY.

    For the reasons described below under "Reasons for the Special Committee's Recommendation," the Special Committee of Independent Directors of Life Technologies, Inc. ("LTI") determined that Dexter Corporation's proposal to purchase all of the shares of LTI that it does not already own at a price of $37 per share in cash would not adequately compensate LTI's public stockholders for the inherent value of their LTI shares. Consequently, the Special Committee was unwilling to recommend that LTI's public stockholders accept Dexter's $37 per share proposal.

  BACKGROUND OF THE COMMITTEE'S ACTIVITIES.

    In May 1998, LTI's scheduled share repurchase was suspended by order of Dexter Corporation without notice to the LTI Board. This repurchase program had been the subject of extensive discussion by the LTI Board over many months--in fact, the Chairman of the Board had specifically directed that the share repurchase be pursued expeditiously--but the LTI Board was not informed that the repurchase program was suspended, and no public announcement was ever made.

    On July 7, 1998, Dexter Corporation, which at that time owned approximately 52% of the outstanding shares of common stock of LTI, publicly announced its proposal to acquire the remaining 48% of LTI that it did not already own at a price of $37 per share in cash. As was the case with the canceling of the share repurchase, Dexter made this announcement without advance notice to or consultation with the LTI Board. At a meeting of the LTI Board that day, the LTI Board appointed directors Thomas H. Adams, Frank E. Samuel, Jr., and Iain C. Wylie as a Special Committee of independent directors charged with evaluating and responding to Dexter's proposal on behalf of LTI's public stockholders. Messrs. Adams, Samuel and Wylie were the only independent members of the LTI Board; each of the other directors was either an officer of LTI, or an officer or director of Dexter.* In addition, each of Messrs. Adams, Samuel and Wylie possess significant expertise in the life sciences which all but one of the Dexter representatives do not. The Special Committee engaged Wachtell, Lipton, Rosen & Katz as its counsel and, after interviewing a number of financial advisory firms, engaged Goldman, Sachs & Co. as its financial advisor.

    Shortly thereafter, the Special Committee and its legal and financial advisors commenced their effort to respond to the Dexter proposal. This effort began with an intensive, cooperative effort among the Special Committee, Goldman Sachs and senior management of the Company to analyze and understand the various contributing factors to LTI's inherent value. As has been discussed by the LTI Board from time to time in the past, LTI is a difficult company to value without intensive study for at least two reasons: first, because a significant part of its future success and value is dependent upon the success and value of products that currently are only under development--the so-called "R&D pipeline"--the details of which are not fully public for competitive and other reasons (although Dexter has been well aware of them for some time); and second, because LTI receives very little analyst
  --------
  * Subsequently, an independent director (who was not a member of the Special Committee) resigned to pursue other opportunities (unrelated to the Dexter proposal), and the Chairman of the Board recommended that another director affiliated with Dexter be appointed to the LTI Board of Directors to replace the resigning director. A replacement director for the resigning director was required in order to keep the LTI Board at the size required by LTI's certificate of incorporation. However, there was no requirement that the replacement director be affiliated with Dexter. Since there was no reason to give Dexter clear control of the LTI Board (i.e., five of nine directors) or to appoint another Dexter-affiliated director in the context of an interested party transaction, the two members of the Special Committee who were present at the relevant meeting voted against electing the new director.

  coverage from Wall Street, primarily due to Dexter's majority position. Because there is substantial information relating to the value of LTI that has not been made available to the public stockholders, the Special Committee felt a special obligation to evaluate these assets in order to ensure that Dexter not unfairly profit from its inside status at the expense of the public stockholders.

    The Special Committee began by attempting to understand and evaluate the Company's strategic plan, including a highly detailed analysis of the Company's R&D pipeline. In this connection, with the assistance of Goldman Sachs and senior management of the Company, the Special Committee reviewed all of the Company's major assets, including sequencing technologies, transgenics, and the cDNA library, and then analyzed the R&D pipeline on a product-by-product basis in order to understand the success probabilities of each of the products and the implications for LTI, the LTI stockholders, and the financial projections contained in the base strategic plan. Among other things, the analysis indicated that the commercialization of some of the major products in the R&D pipeline could be expected to lead to an expansion of the Company's earnings growth trajectory. The Special Committee and its advisors then thoroughly analyzed LTI's financial projections, including spending a significant amount of time questioning and pressing management on the viability and achievability of the projections reflected in the strategic plan, as well as separately analyzing the R&D pipeline.

    Based on this work, in August and early September Goldman Sachs and the Special Committee broke its valuation analysis into two components:
  (1) the ongoing operations of the Company, and (2) the R&D pipeline. Application of standard valuation techniques to these two components by Goldman Sachs indicated discounted cash flow value ranges for the ongoing operations and for the R&D pipeline which, when added together, supported values significantly in excess of $37 per share. In the case of the R&D pipeline, Goldman Sachs based its analysis on a product by product probability-of-success analysis, with each probability supplied by management. In addition, in its discounted cash flow analyses, Goldman Sachs applied significantly higher discount rates to the R&D pipeline than it did to the ongoing operations. Consequently, the Special Committee believed, based in part on Goldman Sachs' work, that the results indicated by the R&D pipeline analysis were conservative and not speculative.

    In addition to the discounted cash flow analyses, the Special Committee also considered (i) LTI's recent and historical stock price performance, (ii) LTI's investor base and investment positions, (iii) LTI's historical business and financial performance and prospects, (iv) comparable public company stock values, (v) a review of premiums paid in prior life sciences industry acquisitions, and (vi) a review of premiums paid in prior minority buy-out transactions.

    In September, after more than six weeks of this intensive work by the Special Committee and its legal and financial advisors, the Special Committee informed Dexter that, based on the work done as of that time, the Special Committee had concluded that $37 per share was not an appropriate valuation, and that the Special Committee was not prepared to recommend Dexter's offer to LTI's public stockholders. In particular, the Special Committee told Dexter that the analytical work performed by the Special Committee and its advisors had led it to conclude that Dexter's $37 per share offer appropriately reflected neither the substantial values indicated in the Company's base strategic plan nor the incremental value of the Company's R&D pipeline. The Special Committee chose to engage in private discussions, rather than public negotiations, with Dexter in order to attempt to minimize any potential harm to LTI from the process which Dexter initiated. The Special Committee believed that a public disagreement on the values inherent in LTI's base business as well as its very attractive R&D pipeline would ill serve the constituencies that the Special Committee was charged with protecting.

    The Special Committee also informed Dexter that the Special Committee had been approached by a third party interested in acquiring all of LTI at a price in excess of Dexter's $37 offer. Because Dexter has previously stated that it is not interested in reducing its position in LTI, the Special Committee could not respond to this third-party contact. Nevertheless, the Special Committee found it highly significant that the values indicated in the third party approach exceeded the value Dexter offered even though the third party did not have access to the substantial inside information (including with respect to the R&D pipeline) to which Dexter has had continued access, both through its board representation and in connection with the proposed transaction.

    Based on the work it had done as of that time, the Special Committee believed that the differing valuation approaches applied by Goldman Sachs and by Merrill Lynch, Dexter's financial advisor, together with Merrill Lynch's admitted failure to attribute any meaningful value to the R&D pipeline, accounted for the gap between Dexter and the Special Committee. In particular, the Special Committee believed that both the R&D pipeline and LTI's current product portfolio could be valued objectively, and that once Dexter and Merrill Lynch understood the significance and value of the R&D pipeline and the current product portfolio, a common ground eventually could be found for a transaction that would provide fair value to LTI's public stockholders. Dexter agreed that Merrill Lynch and Goldman Sachs should meet to discuss their respective valuation analyses. To this end, the Special Committee continued its work for an additional five weeks and, among other things, (1) instructed Goldman Sachs to meet with Merrill Lynch in order to see if a common approach to valuing LTI could be agreed upon, and (2) arranged meetings among the Special Committee, Goldman Sachs, Merrill Lynch and the Company's senior management to review the R&D pipeline and other components of LTI's strategic plan.

    During one of these meetings in late October, Merrill Lynch raised certain issues concerning several of the important assumptions underlying the analysis performed by the Special Committee and its financial advisor. These issues included (1) the impact of recent economic developments in international markets; (2) the impact of current stock market conditions; (3) whether LTI can maintain market share growth without sacrificing margins; and (4) the Company's ability to successfully commercialize the products in the R&D pipeline. Although the Special Committee had considered each of these issues, the Special Committee asked Goldman Sachs to do additional work and perform additional analyses directly related to these issues, and the Special Committee personally questioned the Company's senior management on these matters (other than issue (2), with respect to which management was presumed to have no particular expertise). The result of our investigation of these issues was to reinforce rather than to diminish, our view that Dexter's $37 per share offer did not fully reflect the values inherent in LTI. Among other things, the Special Committee determined or was informed by LTI's management:

    . with respect to the impact of recent economic developments: (i) international economic conditions had negatively impacted only Asia and Latin America, which constitute very small parts of LTI's overall business; (ii) the expectation that a weakening dollar relative to European currencies will generate greater income and larger margins for the European region, which represents more than one-third of LTI's business, and the belief that LTI management has positioned LTI to take advantage of this situation; (iii) customer orders have held firm and LTI has a lengthy list of new customers; and (iv) the National Institutes of Health has increased, not decreased its budget;

    . with respect to market share gain: (i) base case growth is projected to be strongest in high margin products; and (ii) LTI plans to continue necessary cost restructuring to maintain margins; and

    . with respect to the Company's ability to successfully commercialize the products in the R&D pipeline: (i) the Company has several recent examples of new products that have been developed and commercialized effectively, including Custom
       Primers and Platinum Paq, and has had significant success in new product introductions; and (ii) the Company has assigned dedicated experienced teams to its major commercialization efforts, including to the Gateway line and Amplification program.

    In addition, on October 22, 1998, Goldman Sachs presented the Special Committee with an update to its September valuation analysis. Among other things, Goldman Sachs' presentation indicated discounted cash flow value ranges for the ongoing operations and for the R&D pipeline that, when added together, indicated a total Company value range of $36.32 to $51.81. Goldman Sachs also noted for the Special Committee that the assumptions used in arriving at the discounted cash flow value range for the R&D pipeline were more conservative than those used in the September presentation and included sensitivity analyses that significantly discounted management's actual expectations. Similarly, the discounted cash flow ranges for the Company as a whole reflected sensitivities to potential softness in market and economic conditions.

    Based on this reaffirmation of its view that $37 per share would not appropriately compensate LTI's public stockholders, the Special Committee instructed Goldman Sachs to convey its responses to the issues raised by Merrill Lynch to Merrill Lynch in the hope that productive discussions leading to a fair transaction could result. Such discussions occurred on October 26, 1998. But prior to that time, K. Grahame Walker, exercising his power as chairman of the Board of LTI, called a special meeting of the Board of Directors of LTI on October 27, 1998. No agenda was provided for this meeting, but Mr. Walker indicated to one member of the Special Committee that he expected to receive an update from the Special Committee.

    At the October 27 Board meeting, the Special Committee informed the Board that Dexter had so far failed to convince the Special Committee that $37 per share is an appropriate valuation and that, based on its work and the information provided by Dexter and the Company, the Special Committee was not prepared to recommend Dexter's offer to LTI's public stockholders. The Special Committee also made clear, however, that it and its advisors stood ready to review any additional information and to consider any revised proposal that Dexter cared to make. Mr. Walker instead demanded that Dr. Adams, the Special Committee's chairman, state a price that the Special Committee would be willing to approve. Dr. Adams declined to do so, and instead reiterated the Special Committee's offer to consider additional information or a new proposal from Dexter. Following Mr. Walker's repeated requests for a specific price the Special Committee would be willing to approve, Dr. Adams informed the Board of the same information that Goldman Sachs had conveyed to Merrill Lynch earlier in the day, namely (i) that the Special Committee saw the logic of a price in the $50+ range per share but believed Dexter would be unwilling to offer such a price, (ii) that the Special Committee was not prepared to recommend the $37 per share price in Dexter's proposal or any price in the $30s, and (iii) that the Special Committee was willing to consider any new proposal. Finding Dr. Adams' response unacceptable, Mr. Walker stated that the Special Committee's usefulness had ended and disclosed that Dexter would announce that it had withdrawn its proposal and that Dexter had decided to proceed directly with a tender offer to LTI's stockholders. He then proposed to the LTI Board that the Special Committee be disbanded. Overruling a direct request from an independent director that the wisdom of such an action be discussed prior to such a vote, the five Dexter representatives on the LTI Board approved the disbanding of the Special Committee, with all three members of the Special Committee voting against disbanding.

  REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION.

    The former members of the Special Committee unanimously agree that Dexter Corporation's proposal to purchase all of the shares of LTI that it does not already own at a price of $37 per share in cash would not adequately compensate LTI's public stockholders for the inherent value of their LTI shares. Consequently, the Special Committee was unwilling to recommend that LTI's public stockholders accept Dexter's $37 per share proposal.

    In particular, the Special Committee believes that Dexter Corporation has ignored or omitted from its $37 per share value significant components to LTI's long term inherent value and earning power.
  Foremost among these is the value of the products in LTI's R&D pipeline that have not yet been commercialized. Even using conservative assumptions and probability discounts to account for the probabilities of success associated with these products, the Special Committee determined that the

  R&D pipeline has significant value that LTI's public stockholders are entitled to be compensated for and that are not reflected in Dexter's $37 per share offer.

    In addition to the foregoing, in reaching its conclusions, the former members of the Special Committee considered the following material factors:

      (i) the Special Committee's expectation of LTI's operating and financial performance on a "status quo" (no change in Dexter ownership) basis, taking into account, among other things:

      . historical information concerning the business, operations, financial condition and operating results of LTI; and

      . certain projections provided by LTI management concerning the prospects and financial and operating performance of LTI;

      (ii) certain stock market and related financial indicators, including:

      . the recent and historical trading prices and market multiples of LTI common stock;

      .  LTI's investor base and investment positions;

      .  comparable public company stock values;

      . a review of premiums paid in prior life sciences industry acquisitions; and

      . a review of premiums paid in prior minority buy-out transactions;

      (iii) the multiple presentations by senior management of LTI concerning the products under development in LTI's R&D pipeline, including management's product by product assessment of the potential revenue associated with each such product and the probability of success or failure of each such product, and Goldman Sachs' comprehensive analysis of the R&D pipeline information provided by management, including the application of appropriate probability discounts and the presentation of informative probability and sensitivity analyses;

      (iv) the fact that each of the members of the Special Committee has significant expertise and professional experience in the life sciences, whereas all but one of the Dexter-affiliated directors do not;

      (v) the fact that the details of the R&D pipeline had not been made fully public (for competitive and other reasons) and therefore was not fully reflected in LTI's stock price, together with the fact that Dexter, unlike the public stockholders, had had access to such information for some time;

      (vi) the fact that, because a significant part of the value of LTI is in its R&D pipeline, the details of which are not fully public, and because LTI receives very little analyst coverage from Wall Street due to Dexter's majority position, mere application of a premium to current trading prices would not be a sufficient approach to valuing LTI, and that intensive, rigorous study--of the type performed by the Special Committee with the assistance of Goldman Sachs--would be required;

      (vii) the bullet points following the tenth paragraph above under "Background of the Committee's Activities";

      (viii) the unsolicited views of certain significant LTI stockholders who believed that $37 per share was not a fair price and that a higher price was required to properly compensate the LTI public stockholders.

    In view of the variety of factors and the amount of information considered, the former members of the Special Committee did not find it practicable to and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole.

        /s/ Thomas H. Adams       /s/ Frank E. Samuel, Jr.     /s/ Iain C. Wylie
      Thomas H. Adams, Ph. D.,      Frank E. Samuel, Jr.         Iain C. Wylie
              Chairman

                                                                   ANNEX B

                        EDISON BIOTECHNOLOGY CENTER

                                                              June 2, 1998

  Personal and Confidential

  Mr. K. Grahame Walker
  Chairman of the Board
  Life Technologies, Inc.
  One Elm Street
  Windsor Locks, CT 06096

  Dear Grahame:

    At the conclusion of the LTI Board lunch in April, you suggested that I reconsider my opposition to the stock re-purchase plan in light of the "overwhelming" approval of the plan by the shareholders, whom I was elected to represent. I have done so, and see no new factor that would require me to change my position. Let me say that I have always assumed that the plan would receive majority support from the LTI shareholders. Thus, for me, it is only the size of the majority vote that is now known.

    My analysis proceeds as follows.

      First, there are special factors relating to the Dexter holding that I shall set aside for the moment.

      Second, when Dexter's 52% interest is subtracted from the 88% of the total votes cast in favor of the re-purchase, 36% of LTI shares were voted to approve the plan. 14% were either voted against the plan or abstained. This is obviously still a large majority, but not so overwhelming as to render a minority view irrational.

      Third, philosophical tenets about the general importance of minority views aside, the minority view in this case is persuasive, for the following reasons.

        1) Internal growth does not appear to provide the prospect of appropriate increase in LTI shareholder value. Acquisitions are, consequently, essential to greater shareholder value. Given the existence of a majority shareholding, LTI begins the acquisition hunt at a disadvantage--in spite of its high share price, which in ordinary situations would endow the company with an extremely attractive medium with which to finance acquisitions--compared to other potential acquirers because it cannot effectively use its shares as consideration for an acquisition. Therefore, cash is of greater relative importance to its prospects for increasing shareholder value than it otherwise would be. Accumulating cash has, therefore, an overwhelming importance for increasing shareholder value. Anything that applies cash to purposes other than acquisitions or significant opportunities for enhancing internal growth has, therefore, a low priority. This includes, in my view, not only share re-purchases, but dividends as well, but I will not argue this point in view of LTI's history of paying dividends.

        2) Share re-purchases have two aspects: the signal to the market that the Board believes the shares at current prices are undervalued and increases in share value and earnings that occur because of actual re-purchases. In this case, there may be some value from the signal, even though LTI stock is trading near its high--not, by the way, an ordinary case for a stock buyback. More important, actual re-purchases deplete cash in return for modest EPS gains; an objective that is inconsistent with the cash retention objectives that are for LTI the key to increasing shareholder value.

        3) LTI is penalized in the market by the narrow float caused by the Dexter holding. Because trading is thin, the company is followed by second tier analysts and receives inadequate investor attention in comparison to its key position in the biotechnology field. Any reduction of the float would only serve to exacerbate these problems. The result of more analyst and investor attention to the company's fundamentals could only increase share price.

      Fourth, I recognize that current shareholders might conclude that the value of their shares would be increased by a share re-purchase. There are a variety of reasons for this conclusion that are plausible. Current financial shareholders would, in general, favor any move that increased the price at which they could sell their shares. They may well have given insufficient consideration to how a narrower float would affect analyst and future investor attention to the company's stock and thus its longer term prospects in the market. Or there may have been "group think": if it's good for GE, it must be good for LTI. Whatever the reasons for current stockholders to approve a re-purchase, the LTI Board should take a view that ensures a market in which investors can profitably buy and sell LTI shares over time. Benefitting current shareholders is a factor, but not the only one, that the LTI Board should take into account.

      Fifth, As I indicated above, the majority Dexter shareholding is worth separate consideration. You have clearly stated to the LTI Board that, wearing your Dexter hat, you would never allow Dexter's ownership to drop below 50%, a situation that would have occurred in the near term without the share re-purchase. I do not know the reasons for this position, but it appears to be unrelated to any factor that is intended to increase LTI shareholder value, specifically including the value of LTI stock to The Dexter Corporation as an LTI shareholder. Indeed, the position seems to conflict with the objective of increasing shareholder value, because it suggests that LTI assets will be used to maintain Dexter's majority holding without respect to alternative deployment of those assets. In this case, because Dexter's 52% holding was voted in favor of the re-purchase plan principally in order to maintain Dexter's majority interest--a reason that is essentially different from that of any other shareholder--I do not count it in considering whether the majority vote was so large as to preclude another view.

    In summary, having reviewed the results of the shareholder vote, I find nothing to cause me to change my mind: the re-purchase remains a misuse of LTI cash, and I would vote against it again were it to come before the Board.

    But there is a final consideration. As you correctly pointed out, majorities of both the Board and the shareholders voted to approve the buy-back, and the company announced its intention to pursue that course. Indeed, as I recall, the Board minutes include a statement that the buy-back would be pursued expeditiously. Much as I disagree with the intended course, I nevertheless believe that the company now has no choice but to proceed in accord with its stated intentions. I also think that the Board should be kept abreast of implementation of the repurchase plan and shall look forward to reports from management from time to time.

    As a last point: one hardly needs the news of the American Home/Monsanto acquisition to know that significant consolidation is underway among our customers and competitors. I remain concerned that LTI is hobbled in aggressive pursuit of acquisition targets. Unless we change our intensity, I fear that the value of the LTI business may slowly wither, as others are more successful in playing the consolidation game. This would serve well no one involved with the company.

                                             Sincerely,

                                             /s/ Frank E. Samuel, Jr.
                                             Frank E. Samuel Jr.

  Set forth below is the resignation letter of Iain C. Wylie:

                                                           31, High Point,
                                                              Pirton Road,
                                                           Hitchin, Herts,
                                                                  SG5 2BH,
                                                                   England

  The Board of Directors,
  Life Technologies, Inc.,
  9800 Medical center Drive,
  Rockville, Maryland 20850, U.S.A.

                                                         3 November, 1998.

  Dear Members of the Board,

    Following the decision on October 27 of the Dexter members on the LTI Board to disband the Special Committee, apparently in response to our refusal to recommend Dexter's $37 per share offer to the minority public shareholders, I feel I am now unable to fulfill my obligation to these shareholders. This makes my position as an LTI Director untenable, and I must regretfully tender my resignation effective immediately.

    I say regretfully sincerely, as I consider LTI to be an outstanding Company with an exceptional management team and tremendous potential. It has been a privilege and a pleasure to serve as a Board member.

    A definitive statement regarding the Special Committee's Process is attached, but I would just like to comment that, while I intentionally approached my Special Committee responsibility with no preconceptions as to the fairness of the Dexter offer, the intensive due diligence carried out during the past months has convinced me that LTI has significant value, both in its base business and the R+D Pipeline, which is not reflected in the Dexter Board's current bid.

    I am sure you are aware that LTI's present share price reflects (1) the lack of following by significant Wall Street Analysts and (2) the fact that LTI has operated for some years in Dexter's 'shadow' as the majority shareholder.

    However, the Special Committee's remit was to examine the underlying value of the Company, not its short-term share price. The Committee and its advisers were genuinely deeply committed to this Process; it has been hard for me to understand Dexter's unwillingness to become involved in the evaluation of what is likely to be its major business in the future and to continually ignore the bases for our conclusions. As an example, I believe the detailed development and evaluation of the R+D Pipeline to be of major value to the future direction of LTI. In its dealings with Dexter's advisers, the Special Committee took Merrill Lynch's questions and comments very seriously as a sign that they were interested in discussing our findings, put significant effort into researching answers, and gave Merrill clear value ranges on several occasions that resulted from our work. The fact that these were discounted without serious discussion or consideration both troubled and mystified me. I was led to conclude from their comments and comparables that the Dexter advisers were less familiar with this complex and sophisticated field of biotechnology than we could have hoped. Certainly three of the main assumptions in their advice to Dexter seemed to indicate this. These were: a less than credible R+D programme in spite of detailed, conservative and fully substantiated presentations by Management, a questionable LTI track record, while its historical performance has been exemplary, and general decline in business markets, of which there is no significant evidence in this specialist area.

    Whatever the reasons were for this uncooperative approach with an otherwise constructive process, and for the summary disbanding without discussion of the Special Committee, sadly I feel that the climate created has made it impossible for me to contribute effectively as a Director of LTI. I would therefore respectfully request that this letter with the attached statement be filed as an exhibit to an LTI Form 8-K filed with the SEC. Please direct any questions to my counsel, David Katz of Wachtell, Lipton, Rosen & Katz.

                                             Yours sincerely,

                                             /s/ Iain C. Wylie
                                             Iain C. Wylie

                (A copy of the Joint Statement was attached to Mr. Wylie's letter of resignation, but is not reproduced here.)

ANALYSES OF GOLDMAN SACHS

  Goldman Sachs was engaged to act as financial advisor to the Special Committee pursuant to a letter agreement dated July 24, 1998 (the "Engagement Letter") with respect to the Proposal made by Dexter on July 7, 1998. As of October 27, 1998, when the Special Committee was disbanded, the Special Committee had not asked for, nor had Goldman Sachs provided, any opinion to the Special Committee. Goldman Sachs presented certain analyses to the Special Committee on September 10, 1998. Following such presentations, at the request of the Special Committee, Goldman Sachs presented certain analyses to Dexter's financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), on September 17, 1998. Following such meetings, Goldman Sachs presented certain analyses to the Special Committee on October 22, 1998. Goldman Sachs did not perform or present any analyses following the dissolution of the Special Committee on October 27, 1998. In addition, the analyses prepared by Goldman Sachs were not definitive and Goldman Sachs rendered no final determination, recommendation or opinion to the Special Committee. The analyses provided to the Special Committee referred to herein were provided for the exclusive information and sole assistance of the Special Committee in connection with its consideration of the Dexter Proposal and the negotiation of the terms thereof and do not constitute a recommendation to any holder of the Company Common Stock as to whether or not any shareholder should tender their Shares to Dexter in the Offer.

  In connection with its analyses, Goldman Sachs reviewed, among other things,
(i) the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 1997; (ii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;
(iii) certain other communications from the Company to its stockholders; and
(iv) certain internal financial forecasts for the Company (the "Base Case"), certain internal financial forecasts relating to the Company's research and development pipeline not already incorporated into the Base Case (the "R&D Pipeline") and certain internal financial forecasts that combine the Base Case and the R&D Pipeline for the Company (the "Company Case"), in each case prepared by the management of the Company. Goldman Sachs also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition, and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the Company Common Stock, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as it considered appropriate.

  Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed accuracy and completeness for purposes of preparing its analyses. In that regard, Goldman Sachs assumed, with the consent of the Special Committee, that the financial forecasts prepared by the management of the Company were reasonably prepared on a basis reflecting the best available judgments and estimates of the Company. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, the Special Committee, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and was not furnished with any evaluation or appraisal.

  The following is a summary of certain of the financial analyses presented by Goldman Sachs to the Special Committee on September 10, 1998.

    (i) Price Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the shares of Common Stock of the Company. For the six months ended September 4, 1998, the highest daily closing price for the Company was $38.8125 and the lowest daily closing price for the Company was $30.75. For the year ended September 4, 1998, the highest daily closing price for the Company was $38.8125 and the lowest daily closing price for the Company was $28.50.

    (ii) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for fifteen publicly traded corporations: Nycomed Amersham plc, Qiagen N.V., Cambrex Corporation, Sigma Aldrich Corporation, Fisher Scientific International Inc., The Perkin Elmer Corporation, Affymetrix, Inc., Axys Pharmaceuticals, Inc., Curagen Corporation, Gene Logic, Inc., Genset, Human Genome Sciences, Inc., Hyseq, Inc., InCyte Pharmaceuticals, Inc. and Millennium Pharmaceuticals, Inc. (the "Selected Companies"). Goldman Sachs calculated and compared various financial multiples and ratios. The multiples of the Company were calculated using a price of $35.25 per share, the closing price of the Shares on the Nasdaq National Market on September 9, 1998, and $37.00 per Share, the price in the Proposal. The multiples and ratios for the Company were based on information provided by the Company's management and the multiples for each of the Selected Companies were based on the most recent publicly available information. With respect to the Selected Companies, Goldman Sachs considered levered market capitalization (i.e., market value of common equity plus estimated market value of debt less cash) as a multiple of sales for the latest twelve months ("LTM") and as a multiple of LTM earnings before interest and taxes ("EBIT"). Goldman Sachs' analyses of the Selected Companies indicated levered multiples of LTM sales, which ranged from 0.6x to 16.2x (with a median of 2.5x and a mean of 4.6x), and LTM EBIT, which ranged from 11.6x to 90.0x (with a median of 16.7x and a mean of 27.4x), compared to levered multiples of 2.3x and 2.5x LTM sales and 15.3x and 16.1x LTM EBIT for the Company. Goldman Sachs also considered for the Selected Companies estimated calendar year 1998 price/earnings ratios, which ranged from 15.2x to 73.8x (with a median of 23.2x and a mean of 28.4x) compared to 22.6x and 23.7x for the Company; estimated calendar year 1999 price/earnings ratios, which ranged from 13.9x to 54.1x (with a median of 16.4x and a mean of 22.4x) compared to 19.7x and 20.7x for the Company; a five-year earnings per share ("EPS") growth rate (provided by Institutional Brokers Estimate System except for the Company, which was provided by the Company, and Qiagen N.V., which was provided by Goldman Sachs Equity Research) ranging from 12.0% to 42.0% (with a median of 15.0% and a mean of 22.4%) compared to 14.3% for the Company (based on the Base Case); and the 1998 price/earnings/growth rate ratio ranging from 0.6x to 1.8x (with a median and mean of 1.3x) compared to 1.6x and 1.7x for the Company.

    (iii) Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis for the following three scenarios: (a) using the Base Case, (b) using the R&D Pipeline and (c) using the R&D Pipeline and applying a Monte Carlo simulation using probabilities of achieving sales figures provided by the Company (the "R&D Pipeline--Monte Carlo Scenario"). Goldman Sachs calculated a range of values for the Company using the Company's terminal values in the year 2002 based on (i) multiples ranging from 10.0x to 20.0x EBIT for the Base Case and 15.0x to 20.0x EBIT for the R&D Pipeline and the R&D Pipeline--Monte Carlo Scenario and (ii) multiples ranging from 18.0x net income to 28.0x net income for the Base Case, the R&D Pipeline and the R&D Pipeline--Monte Carlo Scenario. These terminal values were then discounted to present value using discount rates ranging from 8.0% to 14.0% for the Base Case and 20.0% to 35.0% for the R&D Pipeline and the R&D Pipeline--Monte Carlo Scenario. Using the Company's terminal values and the discount rates described above, (i) the implied per Share values based on EBIT ranged from $28.77 to $64.85 in the Base Case, from $7.74 to $17.34 in the R&D Pipeline Case and from $7.74 to $17.33 in the R&D Pipeline-- Monte Carlo Scenario and (ii) the implied per Share values based on net income ranged from $32.77 to $59.72 for the Base Case, $6.03 to $15.78 for the R&D Pipeline and $6.02 to $15.77 for the R&D Pipeline--Monte Carlo Scenario.

    (iv) Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to selected transactions in the life sciences industry since 1993 (the "Selected Transactions"). Such analysis indicated that for the Selected Transactions (i) aggregate consideration as a multiple of LTM sales ranged from 1.0x to 23.4x, (ii) aggregate consideration as a multiple of LTM EBIT ranged from 10.0x to 112.1x, (iii) aggregate consideration as a multiple of LTM net income ranged from 22.0x to 158.0x and (iv) the percentage premium paid over the stock price four weeks prior to the transaction ranged from 23.4% to 142.9%.

    (v) Minority Buyout Premia. Goldman Sachs also performed an analysis of minority buyout premia for transactions since 1988. Representative initial premia over the market price one day prior to announcement, where the bid was for less than 35% of the shares outstanding, had a median of 12.7% and a mean of 13.7%; representative initial premia over the market price one day prior to announcement, where the bid was for greater than 35% of the shares outstanding, had a median of 14.3% and a mean of 21.8%; representative final premia over the market price one day prior to announcement, where the bid was for less than 35% of the shares outstanding, had a median of 22.1% and a mean of 23.5%; representative initial premia over the market price one day prior to announcement, where the bid was for greater than 35% of the shares outstanding, had a median of 19.5% and a mean of 24.6%.

  The following is a summary of certain of the financial analyses discussed by Goldman Sachs with Merrill Lynch on September 17, 1998 at the request of the Special Committee.

    (i) Discounted Cash Flow Analysis. Goldman Sachs presented a discounted cash flow analysis based upon the analyses presented to the Special Committee on September 10, 1998. Goldman Sachs presented the Company's terminal values in the year 2002 based on multiples ranging from 14.0x to 16.0x EBIT for the Base Case and 17.0x to 18.0x EBIT for the R&D Pipeline and the R&D Pipeline--Monte Carlo Scenario. These terminal values were then discounted to present value using discount rates ranging from 10.0% to 12.0% for the Base Case and 25.0% to 35.0% for the R&D Pipeline and the R&D Pipeline--Monte Carlo Scenario. Using the Company's terminal values and the discount rates described above, the implied per share values ranged from $40.83 to $49.32 for the Base Case, from $10.37 to $13.05 for the R&D Pipeline and from $10.36 to $13.04 for the R&D Pipeline--Monte Carlo Scenario.

    (ii) Selected Companies Analysis. Goldman Sachs presented an analysis based upon the analysis presented to the Special Committee on September 10, 1998 for the Selected Companies using a price of $37.00 per Share, the price in the Proposal, and divided in two groups: Nycomed Amersham plc, Qiagen N.V., Cambrex Corporation, Sigma Aldrich Corporation, Fisher Scientific International Inc. and The Perkin Elmer Corporation (the "Chemical Suppliers, Scientific Instruments and Biotechnology Suppliers Group") and Affymetrix, Inc., Axys Pharmaceuticals, Inc., Curagen Corporation, Gene Logic, Inc., Genset, Human Genome Sciences, Inc., Hyseq, Inc., InCyte Pharmaceuticals, Inc. and Millennium Pharmaceuticals, Inc. (the "Genomics Group"). Goldman Sachs' analyses of the Chemical Suppliers, Scientific Instruments and Biotechnology Suppliers Group of the Selected Companies indicated levered multiples of LTM sales, which ranged from 0.6x to 11.0x (with a median of 2.2x and a mean of 3.4x), and LTM EBIT, which ranged from 11.6x to 90.0x (with a median of 15.4x and a mean of 27.3x), compared to levered multiples of 2.5x LTM sales and 16.1x LTM EBIT for the Company. Goldman Sachs' analyses of the Genomics Group of the Selected Companies indicated levered multiples of LTM sales, which ranged from 0.9x to 16.2x (with a median of 3.7x and a mean of 5.5x), and LTM EBIT, which had a value, median and mean of 27.9x, compared to levered multiples of 2.5x LTM sales and 16.1x LTM EBIT for the Company. Goldman Sachs also considered for the Chemical Suppliers, Scientific Instruments and Biotechnology Suppliers Group of the Selected Companies estimated calendar year 1998 price/earnings ratios, which ranged from 15.2x to 73.8x (with a median of 21.1x and a mean of 28.7x) compared to 23.7x for the Company; estimated calendar year 1999 price/earnings ratios, which ranged from 13.9x to 54.1x (with a median of 16.3x and a mean of

  22.8x) compared to 20.7x for the Company; a five-year EPS growth rate (provided by Institutional Brokers Estimate System except for the Company, which was provided by the Company, and Qiagen N.V., which was provided by Goldman Sachs Equity Research) ranging from 12.0% to 42.0% (with a median of 14.6% and a mean of 19.2%) compared to 14.3% for the Company (based on the Base Case); and the 1998 price/earnings/growth rate ratio ranging from 1.1x to 1.8x (with a median and mean of 1.4x) compared to 1.7x for the Company. Goldman Sachs also considered for the Genomics Group of the Selected Companies estimated calendar year 1998 price/earnings ratios, which had a value, median and mean of 26.6.x compared to 23.7x for the Company; estimated calendar year 1999 price/earnings ratios, which had a value, median and mean of 20.3x compared to 20.7x for the Company; a five-year EPS growth rate (provided by Institutional Brokers Estimate System except for the Company, which was provided by the Company) with a value, median and mean of 42.0% compared to 14.3% for the Company (based on the Base Case); and the 1998 price/earnings/growth rate ratio with a value, median and mean of 0.6x compared to 1.7x for the Company.

    (iii) Selected Transactions Analysis. Goldman Sachs also presented to Merrill Lynch the Selected Transactions Analysis it had presented to the Special Committee on September 10, 1998.

  Following the series of meetings with Dexter, Merrill Lynch and Dexter's counsel, Jones Day, Reavis & Pogue, Goldman Sachs was asked to update certain of its analyses for the Special Committee. The following is a summary of certain of the financial analyses presented by Goldman Sachs to the Special Committee on October 22, 1998.

    (i) Premium Analysis. Goldman Sachs reviewed prices from $37.00 to $50.00 in relation to $31.00, the closing price of the Company Common Stock on the Nasdaq National Market on July 7, 1998. Such analysis indicated premia ranging from 19.4% to 61.3% over the July 7, 1998 closing price.

    (ii) Public Market Valuation Analysis. Goldman Sachs reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for five publicly traded companies: Nycomed Amersham plc, Cambrex Corporation, Sigma Aldrich Corporation, Fisher Scientific International Inc. and The Perkin Elmer Corporation (the "Selected Public Companies"). Representative trading range multiples were (i) 18.0x to 25.0x of 1998 estimated net income, (ii) 16.0x to 23.0x of 1999 estimated net income, (iii) 1.8x to 2.6x of LTM revenue and 1998 estimated revenue and (iv) 13.6x to 17.6x of LTM EBIT and 1998 estimated EBIT. Applying such multiples to comparable information for the Company resulted in per Share values of $26.68 to $43.79.

    (iii) Private Market Valuation Analysis. Goldman Sachs reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for four acquisition of control transactions: The Perkin Elmer Corporation/PerSeptive Biosystems, Inc., Arris Pharmaceutical Corporation/Sequana Therapeutics Incorporated, Cambrex Corporation/ BioWhittaker, Inc. and Thermo Instrument Systems, Inc./Life Sciences International plc (the "Selected Private Companies"). Representative trading range multiples were (i) 22.0x to 23.4x of LTM net income, (ii) 35.0% to 50.0% premium to stock price four weeks prior to announcement,
  (iii) 1.7x to 2.3x of LTM sales and (iv) 13.3x to 24.9x of LTM EBIT. Applying such multiples to comparable information for the Company resulted in per Share values of $25.24 to $56.07.

    (iv) Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis for the Company Case. For values attributable to the Company Case, Goldman Sachs calculated the Company's terminal values in the year 2002 based on multiples ranging from 10.0x to 20.0x EBIT. These terminal values were then discounted to present value using discount rates ranging from 10.0% to 20.0%. Using the Company's terminal values and the discount rates described above, the implied per Share values attributable to the Company Case ranged from $32.61 to $86.01. Goldman Sachs highlighted for the Special Committee a range of values for the Company using the Company Case, multiples ranging from 10.0x to 14.0x EBIT and a 17.5% discount rate, which resulted in a range of per Share values from $35.43 to $47.50. Goldman Sachs also performed separate discounted cash flow analyses for the Base Case and for the R&D Pipeline. Goldman Sachs performed a sensitivity analysis based on a range of variances in the revenue growth rate for the Base Case of negative 6.0% to positive 2.0% and a 10.0% and a 12.0% discount rate. Using these assumptions, the implied per Share values attributable to the Base Case ranged from $23.70 to $61.57 at a 12.0% discount rate and $25.39 to $66.23 at a 10.0% discount rate. Goldman Sachs highlighted for the Special Committee a range of values for the Company using the Base Case, multiples ranging from 10.0x to 14.0x EBIT, a discount rate of 12.0% and variances in revenue growth rate from 0.0% to negative 2.0%, which resulted in a range of implied per Share values of $28.47 to $41.21. For the value attributable to the R&D Pipeline, Goldman Sachs performed a sensitivity analysis based on percentage reductions in the probabilities assumed in the R&D Pipeline of 0.0% to 40.0% and a 25.0% discount rate and a 30.0% discount rate. Within that range of reductions in probabilities and assuming a range of terminal EBIT multiples of 14.0x to 20.0x, the implied per Share values attributable to the R&D Pipeline ranged from $5.23 to $12.48 at a 30.0% discount rate and $6.20 to $14.78 at a 25.0% discount rate. Goldman Sachs highlighted for the Special Committee a range of values for the Company using the R&D Pipeline, multiples ranging from 14.0x to 17.0x EBIT, a 30.0% discount rate and a 0.0% to 10.0% reduction in probabilities assumed in the R&D Pipeline, which resulted in a range of implied per Share values of $7.85 to $10.60.

    (v) Selected Companies Analysis. Goldman Sachs provided an analysis based on the analysis presented to the Special Committee on September 10, 1998 for the Selected Companies using a price of $33.75 per Share, the closing price of the Shares on the Nasdaq National Market on October 21, 1998, and $37.00 per Share, the price in the Proposal, and divided into two groups:
  Cambrex Corporation, Sigma Aldrich Corporation, Fisher Scientific International Inc. and The Perkin Elmer Corporation (the "Chemical Suppliers and Scientific Instruments Group") and Nycomed Amersham plc, Qiagen N.V., Affymetrix, Inc., Axys Pharmaceuticals, Inc., Curagen Corporation, Gene Logic, Inc., Genset, Human Genome Sciences, Inc., Hyseq, Inc., InCyte Pharmaceuticals, Inc. and Millennium Pharmaceuticals, Inc. (the "Biotechnology Suppliers and Genomics Group"). Goldman Sachs' analyses of the Chemical Suppliers and Scientific Instruments Group of the Selected Companies indicated levered multiples of LTM sales, which ranged from 0.6x to 2.9x (with a median of 2.2x and a mean of 2.0x), and LTM EBIT, which ranged from 11.7x to 24.9x (with a median of 16.1x and a mean of 17.2x), compared to levered multiples of 2.2x and 2.5x LTM sales and 14.6x and 16.1x LTM EBIT for the Company. Goldman Sachs' analyses of the Biotechnology Suppliers and Genomics Group of the Selected Companies indicated levered multiples of LTM sales, which ranged from 1.2x to 16.4x (with a median of 4.4x and a mean of 6.5x), and LTM EBIT, which ranged from 13.6x to 98.3x (with a median of 33.8x and a mean of 48.5x), compared to levered multiples of 2.2x and 2.5x LTM sales and 14.6x and 16.1x LTM EBIT for the Company. Goldman Sachs also considered for the Chemical Suppliers and Scientific Instruments Group of the Selected Companies estimated calendar year 1998 price/earnings ratios, which ranged from 15.6x to 30.9x (with a median of 22.1x and a mean of 22.7x) compared to 22.4x and 24.5x for the Company; estimated calendar year 1999 price/earnings ratios, which ranged from 13.5x to 22.7x (with a median of 18.6x and a mean of 18.4x) compared to 20.8x and 20.7x for the Company; a five-year EPS growth rate (provided by Institutional Brokers Estimate System except for the Company, which was provided by the Company) ranging from 12.0% to 18.0% (with a median of 14.3% and a mean of 14.6%) compared to 14.3% for the Company (based on the Base Case); and the 1998 price/earnings/growth rate ratio ranging from 1.2x to 1.7x (with a median of 1.6x and a mean of 1.5x) compared to 1.6x and 1.7x for the Company. Goldman Sachs also considered for the Biotechnology Suppliers and Genomics Group of the Selected Companies estimated calendar year 1998 price/earnings ratios, which ranged from 31.3x to 83.8x (with a median of 33.9x and a mean of 49.7x) compared to 22.4x and 24.5x for the Company; estimated calendar year 1999 price/earnings ratios, which ranged from 24.0x to 58.9x (with a median of 30.9x and a mean of 37.9x) compared to 20.8x and 20.7x for the Company; a five-year EPS growth rate (provided by Institutional Brokers Estimate System except for the Company, which was provided by the Company, and Qiagen N.V., which was provided by Goldman Sachs Equity Research) ranging from 14.1% to 42.0% (with a median of 41.0% and a mean of 32.4%) compared to 14.3% for the Company (based on the Base Case); and the 1998 price/earnings/growth rate ratio ranging from 0.7x to 2.4x (with a median of 2.0x and a mean of 1.7x) compared to 1.6x and 1.7x for the Company.

    (vi) Minority Buyout Premia. Goldman Sachs also performed an analysis of minority buyout premia for transactions where the bid was for greater than 35% ownership since 1988. Representative initial premia ranged from 11.5% to 16.0% and representative final premia ranged from 16.6% to 22.6%. The representative initial premia implied values for the Company of $34.56 to $35.96 and the representative final premia implied values for the Company of $36.15 to $38.01.

  No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction. The analyses provided to the Special Committee were prepared solely for purposes of Goldman Sachs' providing advice to the Special Committee and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold.

  Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

  Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of the Company and/or Dexter for its own account and for the account of customers. As of the date hereof, Goldman Sachs holds for its own account 1,300 shares of Dexter.

  Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Goldman Sachs (a) if at least 25% of the outstanding stock of the Company is acquired by Dexter or any other person or group, including the Company, after the date thereof in one or a series of transactions by means of a tender offer or merger, private or open market purchases of stock or otherwise, or if all or substantially all of the assets of the Company are transferred, in one or a series of transactions, by way of a sale, distribution or liquidation to Dexter and/or another third party, a fee equal to 0.90% of the aggregate value of all such transactions, (b) if the Company or any other entity formed or owned in substantial part or controlled by the Company or one or more members of senior management of the Company or any employee benefit plan of the Company or any of its subsidiaries or Dexter effects a recapitalization, a fee equal to 0.90% of the aggregate value of the recapitalization and (c) upon the earlier of (i) July 28, 1999 in the event that no transaction entitling Goldman Sachs to a transaction fee under clauses (a) or (b) is consummated by such date or (ii) the cessation by Dexter of its efforts to acquire the remaining stock of the Company not already owned by Dexter, a financial advisory fee of $3.75 million; provided that if such fee is payable prior to July 28, 1999, $1.875 million shall be payable on such date, with the remaining $1.875 million to be paid on July 28, 1999. The Company has agreed to reimburse Goldman Sachs for its reasonable out- of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  As described above in Item 4, in connection with Dexter's July 7, 1998 Proposal, Goldman Sachs was retained as financial advisor to the Special Committee. The terms of the Company's Engagement Letter with Goldman Sachs are described above in Item 4(b).

  Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except as described above in Item 3(b) and as follows: Timothy E. Pierce, Vice President and General Manager--Asia Pacific of the Company, has exercised options for 11,250 Shares at $16.00 per Share, 6,667 Shares at $25.00 per Share and 6,667 Shares at $34.41 per Share; and Rosemary J. Versteegen, Vice President--Quality

Assurance/Regulatory Compliance of the Company, has exercised options for 3,202 Shares at $13.9167 per Share and for 2,000 Shares at $11.0867 per Share.

  (b) According to information set forth in the Offer to Purchase, all of the Company's directors who are also directors or executive officers of Dexter intend to tender their Shares in accordance with the Offer. The Company has no knowledge of whether any other of its directors, executive officers, affiliates or subsidiaries intend to tender their Shares in accordance with the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9 and in the Offer, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Items 3 and 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  From July 8 to July 10, 1998, several lawsuits purporting to be brought as class actions on behalf of the Company's public stockholders were filed against the Company, Dexter and the Company's directors in the Court of Chancery of the State of Delaware. In September 1998 these lawsuits were consolidated into a single action, titled In re Life Technologies, Inc. Shareholders Litigation (Consolidated Civil Action No. 16513). On November 6, 1998, an Amended Consolidated Class Action Complaint, a motion for preliminary injunction and a motion for expedited proceedings were filed in the Court of Chancery of the State of Delaware. The amended consolidated complaint alleges, among other things, that Dexter and the defendant directors of the Company who are affiliated with Dexter or are officers of the Company have breached their respective fiduciary duties to the Company's public stockholders. The amended consolidated complaint seeks to enjoin defendants, preliminarily and permanently, from consummating a tender offer by Dexter, to require Dexter to supplement its Offer to Purchase and to recover monetary damages and fees and expenses of litigation. On November 9, 1998, the Delaware Chancery Court scheduled a hearing to be held at 9:30 a.m. on November 24, 1998, with respect to the motion for preliminary injunction filed on November 6, 1998. The action is now in the discovery phase.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.
     Excerpts from Proxy Statement dated March 16, 1998 relating to the Company's 1998 Annual Meeting of Stockholders.

Exhibit 2.
     Form of Letter to Stockholders of the Company, dated November 16,
     1998.*

Exhibit 3.
     Amended Consolidated Class Action Complaint filed in the Court of Chancery of the State of Delaware in In Re Life Technologies, Inc. Shareholders Litigation (Consolidated Civil Action No. 16513).
--------
* Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 16, 1998

                                          LIFE TECHNOLOGIES, INC.


                                          By:    /s/ Joseph C. Stokes, Jr.
                                              ---------------------------------
                                          Name: Joseph C. Stokes, Jr.
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit 1. Excerpts from Proxy Statement dated March 16, 1998 relating to the
           Company's 1998 Annual Meeting of Stockholders.

Exhibit 2. Form of Letter to Stockholders of the Company, dated November 16,
           1998.*

Exhibit 3. Amended Consolidated Class Action Complaint filed in the Court of
           Chancery of the State of Delaware in In Re Life Technologies, Inc. Shareholders Litigation (Consolidated Civil Action No. 16513).




--------
* Included in copies of the Schedule 14D-9 mailed to stockholders.